Exhibit 99.1

InterCure Announces Preliminary Estimated 2023 Revenue of NIS 351 million and EBIDTA of over NIS 50 million

●	Revenues for H2 2023 were affected by damages caused by the terrorist attack on October 7, 2023 and the war in Gaza. However, InterCure it is entitled to full compensation from the Israeli authorities for all direct and indirect damages caused. To date, InterCure has already received tens of millions of shekels as partial advanced payments from the Israeli authorities.
●	H2 2023’s estimated EBITDA[1] to reach over NIS 20 million and over 14% of revenues.
●	Both Q3&Q4 ended with positive EBITDAs and profit from operations and represents InterCure’s fourteenth & fifteenth consecutive quarter of profitability[2].
●	Expects to launch its first products in Germany in the coming months and continues to closely watch developments surrounding Cannabis rescheduling in the U.S.
●	Expects sequential double digit quarterly growth during 2024.

NEW YORK and HERZLIYA, Israel, April 1st, 2024 - InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (“InterCure” or the “Company”) today announced preliminary results for the full year of 2023. All amounts are expressed in New Israeli Shekels (NIS), unless otherwise noted.

Preliminary full year 2023 Financial Highlights and Milestones

●	Annual revenue for 2023 is estimated at NIS 351 million, and revenue for the H2 2023 is estimated at NIS 140 million. EBIDTA for 2023 is estimated at over NIS 50 Million, and H2 2023’s EBITDA is estimated to reach over NIS 20 million and over 14% of revenues.

1 Adjusted EBITDA means EBITDA for the cannabis sector adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses. This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below.

2 Adjusted EBITDA

●	Both Q3&Q4 2023 represents the fourteenth & fifteenth consecutive quarter of profitability for InterCure, with both Q3&Q4 showing a positive EBITDA and profit from operations.

●	Expects to resume sequential quarterly growth during 2024.

●	Expanded the Company’s branded products portfolio, launching more than 40 new GMP SKUs during 2023.

●	Expanding the Company’s partnership strategy, through an exclusive partnership agreement with premier cannabis brand TYSON 2.0 in Israel, Australia, United Kingdom, Germany, and other EU Countries

●	Since October 7, 2023, war situation was declared by the Israeli government. As of this date, there is limited access to the Southern Israel Site, and parts of the site are being used by the Israel Defense Forces (the “IDF”), including, among others, the IDF’s medical corps.

●	The Company is entitled to full compensation from the Israeli Governmental authorities for all direct and indirect damages suffered, as stated in the Company’s press releases issued on October 17, 2023 and February 13, 2024. To date, InterCure has already received tens of millions of shekels as partial advanced payments from the Israeli authorities.

●	The Company has begun the process of restoring the Southern Israel Site. Intercure’s management and its consoles are working diligently with the Israeli authorities to obtain full compensation for all the direct and indirect damages caused by the terrorist attack and the war in Gaza.

●	Continued execution of the Company’s global expansion plan. As recently announced, the Company plans to launch its first products in Germany in the coming months, following the groundbreaking cannabis reform passed.

●	Continued expansion of the Company’s dedicated medical cannabis pharmacy chain to a of total 24 active locations as of the end of March 2024. as of October 2023, the Company holds 100% of Cannolam LTD including the full rights to Cookies™ international agreements, alongside Israel’s largest chain of dedicated medical cannabis pharmacies, Givol™.

The Company plans to file its annual report on form 20F, which will include its full financial results for the year ended December 31, 2023 by the end of April, 2024.

Alexander Rabinovitch, CEO of InterCure Noted: “Facing an unprecedentedly challenging year, InterCure has showcased remarkable resilience and sustained growth, achieving our fifteenth consecutive quarter of profitability. Our continued profit from operations highlights the dedication of our team and the strength of our leading platform. As pharmaceutical cannabis becomes the new global standard, we are encouraged by the FDA’s recent recommendations and the potential rescheduling of Cannabis in the US. Our established leadership, and commitment to global expansion, product portfolio enhancement, and delivering value to our patients and shareholders sets us on a path of continued growth and success.”

InterCure is thankful to its managers and employees for their commitment and to its strategic partners in Israel and worldwide who stand with us during this time of war.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

Caution Regarding Financial Estimates

The financial estimates set forth above are based on an initial review of the Company’s operations for the year ended December 31, 2023 and are subject to change. The Company’s independent registered public accounting firm, Somekh Chaikin (member firm of KPMG International), has not audited, reviewed or performed any procedures with respect to the accompanying financial estimates and other data, and accordingly does not express an opinion or any other form of assurance with respect thereto. They should not be viewed as a substitute for audited financial statements prepared in accordance with generally accepted accounting principles and are not necessarily indicative of the Company’s results for any future period.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, the Company’s Q3 and Q4 2023 revenue, the success of its global expansion plans, the expected annualized revenue for 2023, its expansion strategy to major markets worldwide, statements relating to the security events in Israel, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Israel and the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in InterCure’s Annual Information Form dated March 31, 2023, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on May 1, 2023. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co